U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM U5B

                          JOINT REGISTRATION STATEMENT

                       Filed Pursuant to Section 5 of the

                   Public Utility Holding Company Act of 1935

--------------------------------------------------------------------------------

                               Emera Incorporated
                             Emera US Holdings Inc.
                                BHE Holdings Inc.

                              (Name of Registrants)

--------------------------------------------------------------------------------

                                Richard J. Smith
                     Corporate Secretary and General Counsel
                                   Emera Inc.
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                 Canada B3J2 W5
                                Tel: 902-428-6520
                                Fax: 902-428-6171

     (Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed)

Unless otherwise noted, to the extent possible, the information provided in response to the Items and Exhibit Requirements of this Form will be as of September 30, 2001.

                             REGISTRATION STATEMENT

     The undersigned holding companies hereby submit this registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Act of 1935.

1.   Exact name of registrant

               Emera Incorporated
               Emera US Holdings Inc.
               BHE Holdings Inc.

2.   Address of principal executive offices

               Mailing Address:
               Emera Inc.
               P.O. Box 910
               Halifax, Nova Scotia
               Canada B3J 2W5

               Street Address:
               1894 Barrington Street
               18th Floor Barrington Tower
               Halifax, Nova Scotia
               Canada B3J 2W5

3.   Name and address of chief accounting officer

               Ronald E. Smith
               Senior Vice President and Chief Financial Officer
               Emera Inc.
               P.O. Box 910
               Halifax, Nova Scotia
               Canada B3J 2W5

4. Furnish the following information as to the registrant and each subsidiary company thereof:

------------------------------------------------------------------------------------------------------------------
Name of Company                               Form of            Country or       Type of Business
                                              Organization       U.S. State of
                                              (using the         Organization
                                              terminology of
                                              jurisdiction)
------------------------------------------------------------------------------------------------------------------
Emera Incorporated                            Corporation        Canada           Holding company
------------------------------------------------------------------------------------------------------------------
   Emera US Holdings Inc.                     Corporation        Delaware         Holding company
------------------------------------------------------------------------------------------------------------------
      BHE Holdings Inc.                       Corporation        Delaware         Holding company
------------------------------------------------------------------------------------------------------------------
         Bangor Hydro-Electric Company        Corporation        Maine            Electric utility and holding
                                                                                  company
------------------------------------------------------------------------------------------------------------------
            Maine Electric Power              Corporation        Maine            Public utility company
            Company, Inc.
------------------------------------------------------------------------------------------------------------------
            Bangor Var Co., Inc.              Corporation        Maine            Holding company
------------------------------------------------------------------------------------------------------------------
               Chester SVC Partnership        Partnership        Maine            Electric utility company
------------------------------------------------------------------------------------------------------------------
            Bangor Energy Resale, Inc         Corporation        Maine            Financing company
------------------------------------------------------------------------------------------------------------------
            CareTaker, Inc.                   Corporation        Maine            Security alarm services
------------------------------------------------------------------------------------------------------------------
            East Branch Improvement           Corporation        Maine            Inactive
            Company
------------------------------------------------------------------------------------------------------------------
               Godfrey's Falls Dam            Corporation        Maine            Inactive
               Company
------------------------------------------------------------------------------------------------------------------
               Sawtelle Brook Dam &           Corporation        Maine            Inactive
               Improvement Company
------------------------------------------------------------------------------------------------------------------
            Sebois Dam Company                Corporation        Maine            Inactive
------------------------------------------------------------------------------------------------------------------
            Pleasant River Gulf               Corporation        Maine            Inactive
            Improvement Company
------------------------------------------------------------------------------------------------------------------
            Bangor Fiber Company,             Corporation        Maine            Owns and leases fiber optic
            Inc.                                                                  communications cable
------------------------------------------------------------------------------------------------------------------
            Bangor Line Company               Corporation        Maine            Constructs and maintains
                                                                                  electric transmission and
                                                                                  distribution lines
------------------------------------------------------------------------------------------------------------------
   Nova Scotia Power Inc.                     Corporation        Canada           Electric utility company
------------------------------------------------------------------------------------------------------------------
   NS Power Services Ltd.                     Corporation        Canada           Inactive
------------------------------------------------------------------------------------------------------------------
      NSP Trigen Inc.                         Corporation        Canada           Inactive
------------------------------------------------------------------------------------------------------------------
   Enercom Inc.                               Corporation        Canada           Holding company
------------------------------------------------------------------------------------------------------------------
      Emera Fuels Inc.                        Corporation        Canada           Supplies furnace and fuel oil,
                                                                                  lubricants, diesel, and gasoline
                                                                                  products
------------------------------------------------------------------------------------------------------------------
   Stellarton Basin Coal Gas Inc.             Corporation        Canada           Participates in joint venture to
                                                                                  explore and develop methane gas
                                                                                  reserves
------------------------------------------------------------------------------------------------------------------
   Strait Energy Inc.                         Corporation        Canada           Sells steam energy
------------------------------------------------------------------------------------------------------------------
   510845 N.B. Inc.                           Corporation        Canada           Provides electric utility
                                                                                  services
------------------------------------------------------------------------------------------------------------------
      Cablecom Ltd.                           Corporation        Canada           Designs, engineers, maintains,
                                                                                  and installs fiber optic and
                                                                                  wireless communication
                                                                                  applications
------------------------------------------------------------------------------------------------------------------
         Fibretek Inc.                        Corporation        Canada           Designs, engineers, maintains,
                                                                                  and installs fiber optic and
                                                                                  wireless communication
                                                                                  applications
------------------------------------------------------------------------------------------------------------------
   NSP Pipeline Management Ltd.               Corporation        Canada           Holding company
------------------------------------------------------------------------------------------------------------------

                                       4

      Martimes and Northeast Pipeline         Corporation        Canada           Operates natural gas pipeline
      Management Ltd.*
------------------------------------------------------------------------------------------------------------------
   NSP Pipeline Inc.                          Corporation        Canada           Holding company
------------------------------------------------------------------------------------------------------------------
      Martimes and Northeast Pipeline         Limited            Canada           Owns natural gas pipeline
      Limited Partnership*                    Partnership
------------------------------------------------------------------------------------------------------------------
   NSP US Holdings Inc.                       Corporation        Delaware         Holding company
------------------------------------------------------------------------------------------------------------------
      NSP Investments Inc.                    Corporation        Delaware         Inactive
------------------------------------------------------------------------------------------------------------------
         Scotia Holdings Inc.                 Corporation        Delaware         Holding company
------------------------------------------------------------------------------------------------------------------
            Nova Power Holdings Inc.          Corporation        Delaware         Holding company
------------------------------------------------------------------------------------------------------------------
               Scotia Power U.S. Ltd.         Corporation        Delaware         Holding company
------------------------------------------------------------------------------------------------------------------
                  Maritimes and               Limited            Delaware         Owns natural gas pipeline
                  Northeast Pipeline          Liability Company
                  L.L.C.*
------------------------------------------------------------------------------------------------------------------
   1447585 Ontario Ltd.                       Corporation        Canada           Inactive
------------------------------------------------------------------------------------------------------------------
   3054167 Nova Scotia Ltd.                   Corporation        Canada           Inactive
------------------------------------------------------------------------------------------------------------------
   Emera Energy Inc.                          Corporation        Canada           Holding company
------------------------------------------------------------------------------------------------------------------
      30566567 Nova Scotia Ltd.               Corporation        Canada           Holding company
------------------------------------------------------------------------------------------------------------------
         3056568 Nova Scotia Ltd.             Corporation        Canada           Holding company
------------------------------------------------------------------------------------------------------------------
            Emera Offshore Inc.               Corporation        Canada           Holds assets related to offshore
                                                                                  natural gas production
------------------------------------------------------------------------------------------------------------------
      Emera Energy U.S. Subsidiary No. 1,     Corporation        Delaware         Holding company
      Inc.
------------------------------------------------------------------------------------------------------------------
         Emera Energy U.S. Subsidiary No. 2,  Corporation        Delaware         Holding company
         Inc.
------------------------------------------------------------------------------------------------------------------
            Greyhawk Gas Storage              Limited            Delaware         Designs, develops, owns, and
            Company, L.L.C.*                  Liability Company                   operates gas storage facilities
                                                                                  in Northeast U.S.
------------------------------------------------------------------------------------------------------------------

* Under Rule 16, Maritimes and Northeast Pipeline Management Ltd., Maritimes and Northeast Pipeline Limited Partnership, Maritimes and Northeast Pipeline L.L.C., and Greyhawk Gas Storage Company, L.L.C. are exempt from all obligations, duties or liabilities imposed upon them by the Act as a subsidiary or as an affiliate of a registered holding company thereof, as such terms are respectively defined in Sections 2(a)(8)(A) and 2(a)(11) of the Act.

                                    BUSINESS

5.   Describe briefly:

(a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

A.   Holding Companies

     Emera Incorporated ("Emera"), a Nova Scotia corporation, was formed in 1998. Emera is the parent of Nova Scotia Power Inc. ("NSPI"), an electric utility company that owns and operates a vertically integrated electric utility system and qualifies as an exempt foreign utility company under the Act.

     Emera also has two wholly owned Delaware subsidiaries formed to hold BHE, Emera U.S. Holdings, Inc. and BHE Holdings, Inc. (individually, an "Intermediate Holding Company" and collectively, the "Intermediate Holding Companies"). The Intermediate Holding Companies were created to minimize taxes on repatriation of foreign subsidiary profits. Exhibit N-1 to Form U-1, SEC File No. 070-09787, explains the functions of each Intermediate Holding Company in more detail and is incorporated herein. The Intermediate Holding Companies and Emera are also collectively referred to as Registrants.

     Emera also holds other businesses engaged in the supply and maintenance of electrical transformers, sale of steam energy, production, transmission and storage of natural gas, and services related to wireless communications applications.

B.   Public Utility Subsidiaries

     Bangor Hydro-Electric Company ("BHE") is a Maine electric utility that owns and operates the transmission and distribution system for the delivery of electricity to approximately 123,000 customers in and around Bangor, Maine.

     BHE also is a holding company by reason of its 14.2% equity interest in Maine Electric Power Company, Inc. ("MEPCO"), a Maine electric utility that owns and operates electric transmission facilities that extend from Wiscasset, Maine to the Maine-New Brunswick border. In addition, BHE, through Bangor Var Co., Inc. ("Bangor Var")/1/, owns a 50% general partnership interest in Chester SVC Partnership, a single-purpose financing entity formed to own a static var compensator, electrical equipment that is adjacent to MEPCO's transmission interconnection and supports the New England Power Pool (NEPOOL)/Hydro Quebec Phase II transmission line. The Maine Public Utility Commission (the "Maine Commission") and the Federal Energy Regulatory Commission (the "FERC") regulate BHE's rates.

     BHE holds other businesses engaged in financing, security alarm services, fiber optic communication cables and maintenance of transmission and distribution lines. BHE also holds certain water companies that are currently inactive.

----------
1 Bangor Var, a wholly owned public-utility holding company subsidiary of BHE is exempt from registration by order under section 3(a)(1).
----------

     Finally, BHE holds 7% of the outstanding common stock of Maine Yankee, a company that owns and, prior to its permanent closure in 1997, operated an 880 MW nuclear generating plant in Wiscasset, Maine. Maine Yankee is being decommissioned.

C.   Foreign Utility Companies

     NSPI is an electric utility company that owns and operates a vertically integrated electric utility system. NSPI's electric generation, transmission and distribution facilities are located exclusively in the province of Nova Scotia, Canada. NSPI serves 440,000 customers in Nova Scotia. The utility's transmission assets are used primarily to transmit power within the province and, on a limited basis, to transmit power for sale to customers in New Brunswick and beyond. NSPI is subject to regulation by the Nova Scotia Utility and Review Board. Emera filed a Form U-57 with the Commission on behalf of NSPI on June 26, 2001, SEC File No. 073-00205.

(b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

The information required by Item 5(b) is omitted by waiver under Rule 20(a)(3).

                                    PROPERTY

6. Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

--------------------------------------------------------------------------------------------------
Name of Company                       Principal Plants, Properties and Other Important Physical
                                      Units
--------------------------------------------------------------------------------------------------
Registrants
--------------------------------------------------------------------------------------------------
Emera Incorporated                    None.
--------------------------------------------------------------------------------------------------
Emera US Holdings Inc.                None.
--------------------------------------------------------------------------------------------------
BHE Holdings Inc.                     None.
--------------------------------------------------------------------------------------------------
Public Utilities
--------------------------------------------------------------------------------------------------
Bangor Hydro-Electric Company         Approximately 580 miles of transmission lines and
                                      approximately 4,500 miles of distribution lines. A variety of customer and business information systems used to manage business operations. Office, garage and warehouse facilities at various locations. 11 internal combustion generation
                                      units located at three stations having a total capacity of
                                      21MW.
--------------------------------------------------------------------------------------------------
Maine Electric Power Company, Inc.    Electric transmission facilities from Wiscasset, Maine,
                                      to the Maine-New Brunswick border.
--------------------------------------------------------------------------------------------------
Chester SVC Partnership               A static var compensator (SVC) located in Chester, Maine.
--------------------------------------------------------------------------------------------------

                                       7

--------------------------------------------------------------------------------------------------
Other
--------------------------------------------------------------------------------------------------
Nova Scotia Power Inc.                5,250 km of transmission lines, 179 substations,
                                      including major substations at Lingan, Woodbine,
                                      Port Hastings, Hopewell, Onslow, Brushy Hill
                                      and Bridgewater; 376 distribution supply
                                      substations and approximately 24,000 km of
                                      distribution lines.
--------------------------------------------------------------------------------------------------
Bangor Var Co., Inc.                  None.
--------------------------------------------------------------------------------------------------
Bangor Energy Resale, Inc.            None.
--------------------------------------------------------------------------------------------------
CareTaker, Inc.                       None.
--------------------------------------------------------------------------------------------------
East Branch Improvement Company       None.
--------------------------------------------------------------------------------------------------
Godfrey's Falls Dam Company           None.
--------------------------------------------------------------------------------------------------
Sawtelle Brook Dam & Improvement      None.
Company
--------------------------------------------------------------------------------------------------
Sebois Dam Company                    None.
--------------------------------------------------------------------------------------------------
Pleasant River Gulf Improvement       None.
Company
--------------------------------------------------------------------------------------------------
Bangor Fiber Company, Inc.            54 miles of fiber optic cable
--------------------------------------------------------------------------------------------------
Bangor Line Company                   None.
--------------------------------------------------------------------------------------------------
NS Power Services Ltd.                None.
--------------------------------------------------------------------------------------------------
NSP Trigen Inc.                       None.
--------------------------------------------------------------------------------------------------
Enercom Inc.                          None.
--------------------------------------------------------------------------------------------------
Emera Fuels Inc.                      Fuel bulk storage facilities, associated facilities, and
                                      vehicles in Nova Scotia and New Brunswick.
--------------------------------------------------------------------------------------------------
Stellarton Basin Coal Gas Inc.        None.
--------------------------------------------------------------------------------------------------
Strait Energy Inc.                    None.
--------------------------------------------------------------------------------------------------
510845 N.B. Inc.                      None.
--------------------------------------------------------------------------------------------------
Cablecom Ltd.                         Leases for storage, maintenance facilities, and vehicles
                                      in Nova Scotia.
--------------------------------------------------------------------------------------------------
Fibretek Inc.                         Lease for storage, maintenance facilities, and vehicles
                                      in Nova Scotia.
--------------------------------------------------------------------------------------------------
NSP Pipeline Management Ltd.          None.
--------------------------------------------------------------------------------------------------
Martimes and Northeast Pipeline       None.
Management Ltd.
--------------------------------------------------------------------------------------------------
NSP Pipeline Inc.                     None.
--------------------------------------------------------------------------------------------------
Martimes and Northeast Pipeline       1,000 km of underground pipeline, which transports Sable
Limited Partnership                   natural gas from Goldboro, Nova Scotia to Saint John, New
                                      Brunswick that connects with the U.S. portion of the
                                      pipeline.
--------------------------------------------------------------------------------------------------
NSP US Holdings Inc.                  None.
--------------------------------------------------------------------------------------------------
NSP Investments Inc.                  None.
--------------------------------------------------------------------------------------------------
Scotia Holdings Inc.                  None.
--------------------------------------------------------------------------------------------------
Nova Power Holdings Inc.              None.
--------------------------------------------------------------------------------------------------

                                       8

--------------------------------------------------------------------------------------------------
Scotia Power U.S. Ltd.                None.
--------------------------------------------------------------------------------------------------
Maritimes and Northeast Pipeline      Underground pipeline, which transports natural gas from
L.L.C.                                the Canadian border to the pipeline's terminus in the
                                      Northeast United States.
--------------------------------------------------------------------------------------------------
1447585 Ontario Ltd.                  None.
--------------------------------------------------------------------------------------------------
3054167 Nova Scotia Ltd.              None.
--------------------------------------------------------------------------------------------------
Emera Energy Inc.                     None.
--------------------------------------------------------------------------------------------------
30566567 Nova Scotia Ltd.             None.
--------------------------------------------------------------------------------------------------
3056568 Nova Scotia Ltd.              None.
--------------------------------------------------------------------------------------------------
Emera Offshore Inc.                   8.4% interest in drilling platforms and sub-sea gathering
                                      lines located off the coast of Nova Scotia.
--------------------------------------------------------------------------------------------------
Emera Energy U.S. Subsidiary No. 1,   None.
Inc.
--------------------------------------------------------------------------------------------------
Emera Energy U.S. Subsidiary No. 2,   None.
Inc.
--------------------------------------------------------------------------------------------------
Greyhawk Gas Storage Company, L.L.C.  None.
--------------------------------------------------------------------------------------------------

                             INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year/2/:

PERIOD: 10/01/00 - 9/30/01
                                         Electric Energy                  Gas
BHE:                                               (KWh)                 (mcf)

A.    Total annual sales kWh:              1,916,151,404  C+D             N/A

B.    Interstate Transactions:             1,879,599,475  D+E             N/A

C.    Maine:                               1,622,600,659                  N/A

D.    Delivered out of state:                293,550,745                  N/A

E.    Received from out of state:          1,586,048,730                  N/A

MEPCO

MEPCO is principally a transmission utility. As such, it made no purchases or sales of electric energy during the period 10/1/00-9/30/01. However, during 2000, it transmitted for third parties 3,970,336 MWh of energy, all of which was received at or delivered to the Maine-New Brunswick border.

----------
2 Show, for each State in which the company operates electric energy and/or gas transmitted out of State and received from out of state including all electric energy and/or gas delivered and received at State lines. Do not show net balance. If exact amounts are not known, give estimate.
----------

Chester SVC Partnership

Chester SVC Partnership owns a static var compensator in Chester, Maine. The partnership does not purchase or sell electric energy, nor does it provide transmission service. Rather, it provides voltage support to the New England transmission grid needed to compensate for problems that would otherwise have resulted from the import of the Hydro-Quebec Phase II contract. Participants in the Hydro Quebec Phase II transaction make support payment to Chester. During the twelve months ended Sept. 30, 2001, Chester received payments totaling $4,005,488 all of which could be accurately described as related to interstate transactions

                             SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                   FUNDED DEBT

(a) For each issue or series of funded debt secured by liens on property owned, whether or not such debt has been assumed (Do not include here any contingent liabilities reported under paragraph 8(c)).

None of Emera's companies have debt secured by a lien on property except as follows:

Name of Obligor (A)    Title of Issue (B)        Amount Authorized   Amount Issued Less
                                                 ($) (C)             Retired ($) (D)
BHE                    10.25% Series due 2020           30,000,000           30,000,000
BHE                    8.98% Series due 2022            20,000,000           20,000,000
BHE                    7.38% Series due 2002            20,000,000           20,000,000
BHE                    7.30% Series due 2003                                 15,000,000
                                                        15,000,000
BHE                    Finance Authority of            126,000,000           71,500,000
                       Maine -
                        Taxable Electric Rate
                        Stabilization Revenue
                        Notes, 7.03% Series
                        1995A, due  2005

                                  CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest, give information both in number of shares and in dollar amounts: (Do not include any warrants, options or other securities reported under paragraph 8(d)).

As of October 15, 2001

--------------------------------------------------------------------------------------------------------------------
Name of Issuer (A)         Title of Issue (B) Amount           Amount Reserved for        Additional   Amount Issued
                                              Authorized by    Options, Warrants,         Amount       (F)
                                              Charter (C)      Conversions and Other      Unissued (E)
                                                               Rights (D)
--------------------------------------------------------------------------------------------------------------------
Emera                      Common shares      Unlimited        1,420,359 shares           None         97,931,234
                                              number of        (Executive Stock Option                 shares
                                              non-par value    Plan)
                                              Common Shares    1,701,048 shares
                                                               (Employee Common Share
                                                               Purchase Plan)
--------------------------------------------------------------------------------------------------------------------
NSPI                       Common shares      Unlimited        None                       None         97,181,135
                                              number of                                                shares
                                              common shares
                                              without
                                              nominal or par
                                              value.
--------------------------------------------------------------------------------------------------------------------
NSPI                       First Preferred    5,000,000*       None                       None         1,305
                           Share/Series B
--------------------------------------------------------------------------------------------------------------------
NSPI                       First Preferred    5,000,000*       None                       None         4,998,695
                           Share/Series C
--------------------------------------------------------------------------------------------------------------------
NSPI                       First Preferred    5,400,000*       None                       None         5,400,000
                           Share/Series D
--------------------------------------------------------------------------------------------------------------------
Stellarton Basin Coal      Common             40,000           None                       39,999       1
Gas Inc.
--------------------------------------------------------------------------------------------------------------------
Enercom Inc.               Common             40,000           None                       39,999       1
--------------------------------------------------------------------------------------------------------------------
Emera Fuels Inc.           Common             40,000           None                       39,900       100
--------------------------------------------------------------------------------------------------------------------
NS Power Services Ltd.     Common             40,000           None                       39,999       1
--------------------------------------------------------------------------------------------------------------------
NSP Trigen Inc.            Common             40,000           None                       39,600       400
--------------------------------------------------------------------------------------------------------------------
Strait Energy Inc.         Common             40,000           None                       39,999       1
--------------------------------------------------------------------------------------------------------------------
NSP Pipeline Management    Common             40,000           None                       39,999       1
Ltd.
--------------------------------------------------------------------------------------------------------------------
NSP Pipeline Inc.          Common             40,000           None                       39,999       1
--------------------------------------------------------------------------------------------------------------------
NSP US Holdings Inc.       Common             40,000           None                       39,999       1
                           -----------------------------------------------------------------------------------------
                           Preferred          10,000,000       None                       3,087,100    6,912,900
--------------------------------------------------------------------------------------------------------------------
NSP Investments Inc.       Common             100,000          None                       99,000       1,000
                           -----------------------------------------------------------------------------------------
                           Preferred          100,000          None                       100,000      0
--------------------------------------------------------------------------------------------------------------------
Scotia Holdings Inc.       Common             100,000          None                       99,000       1,000
--------------------------------------------------------------------------------------------------------------------
Nova Power Holdings Inc.   Common             100,000          None                       99,000       1,000
--------------------------------------------------------------------------------------------------------------------
Scotia Power U.S. Ltd.     Common             100,000          None                       99,000       1,000
--------------------------------------------------------------------------------------------------------------------
510845 N.B. Inc.           Common             Unlimited        None                       None         1
--------------------------------------------------------------------------------------------------------------------
Cablecom Ltd.              Common             40,000           None                       39,900       100
--------------------------------------------------------------------------------------------------------------------
Fibretek Inc.              Common             100,000          None                       99,977.50    22.5
--------------------------------------------------------------------------------------------------------------------
1447585 Ontario Ltd.       Common             Unlimited        None                       None         20
--------------------------------------------------------------------------------------------------------------------
Emera Energy Inc.          Common             1,000,000        None                       999,999      1
--------------------------------------------------------------------------------------------------------------------
3056567 Nova Scotia Ltd.   Common             1,000,000        None                       999,999      1
--------------------------------------------------------------------------------------------------------------------
3056568 Nova Scotia Ltd.   Common             1,000,000        None                       999,999      1
--------------------------------------------------------------------------------------------------------------------
Emera Offshore Inc.        Common             1,000,000        None                       999,999      1
--------------------------------------------------------------------------------------------------------------------
Emera U.S. Subsidiary      Common             1,000            None                       None         1,000
No. 1, Inc.
--------------------------------------------------------------------------------------------------------------------
Emera U.S. Subsidiary      Common             1,000            None                       None         1,000
No. 2, Inc.
--------------------------------------------------------------------------------------------------------------------
Greyhawk Gas Storage       Class A Units      1,000,000        None                       None         1,000,000
Company, L.L.C.
--------------------------------------------------------------------------------------------------------------------
Emera US Holdings Inc.     Common             10,000           None                       7,216        2,784
--------------------------------------------------------------------------------------------------------------------
3057049 Nova Scotia        Common             200,000,000      None                       78,400,000   121,600,000
Company
--------------------------------------------------------------------------------------------------------------------
BHE Holdings Inc.          Common             10,000           None                       7,216        2,784
                           -----------------------------------------------------------------------------------------
                           Preferred          5,000            None                       2,568        2,432
--------------------------------------------------------------------------------------------------------------------
Maritimes & Northeast      Common             Unlimited        None                       0            10,000
Pipeline Management Ltd.
--------------------------------------------------------------------------------------------------------------------
Maritimes & Northeast      See **
Pipeline Limited
Partnership
--------------------------------------------------------------------------------------------------------------------
BHE                        Common Stock       10,000,000       950,901                    None         7,363,424
--------------------------------------------------------------------------------------------------------------------
BHE                        Preferred          600,000          None                       None         See below
--------------------------------------------------------------------------------------------------------------------
                           7%, Noncallable:                                                            25,000
--------------------------------------------------------------------------------------------------------------------
                           4.25%, Callable                                                             4,840
                           at $100:
--------------------------------------------------------------------------------------------------------------------
                           4%, Series A,                                                               17,500
                           Callable at $110:                                                           ------
--------------------------------------------------------------------------------------------------------------------
                           Total BHE Preferred                                                         47,340
--------------------------------------------------------------------------------------------------------------------
BERI                       Common Stock       1000             0                          0            1000
--------------------------------------------------------------------------------------------------------------------
CareTaker                  Common Stock       1000             0                          0            1000
--------------------------------------------------------------------------------------------------------------------
Bangor Line Co             Common Stock       1000             0                          0            1000
--------------------------------------------------------------------------------------------------------------------

                                       11

Bangor Fiber Co            Common Stock       1000             0                          0            1000
--------------------------------------------------------------------------------------------------------------------
Bangor Var Co              Common Stock       35000            0                          30000        5000
--------------------------------------------------------------------------------------------------------------------
Sebois Dam                 Common Stock       100              0                          0            100
--------------------------------------------------------------------------------------------------------------------
MEPCO                      Common Stock       8785             0                          0            8785
--------------------------------------------------------------------------------------------------------------------
EBI                        Common Stock       5000             0                          0            5000
--------------------------------------------------------------------------------------------------------------------
Godfrey Falls              Common Stock       126              0                          0            126
--------------------------------------------------------------------------------------------------------------------
Sawtelle Brook             Common Stock       100              0                          0            100
--------------------------------------------------------------------------------------------------------------------

*Amount determined by Directors' Resolution, not by Charter.
**Limited Partnership.  Capital not authorized nor shares issued.

                             CONTINGENT LIABILITIES

(c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

------------------------------------------------------------------------------------------------------------------
Guarantor            Subsidiary          Date               Beneficiary        Purpose            Amount
------------------------------------------------------------------------------------------------------------------
Nova Scotia Power    NSP Pipeline Inc.   July 27, 2001      CIBC Mellon Trust  Guarantees         $1,375,000 plus
Inc.                                                                           obligations of     interest to
                                                                               NSP Pipeline,      October 21, 2001
                                                                               Inc.
------------------------------------------------------------------------------------------------------------------

In connection with the June 1998 restructuring of BHE's obligations under various agreements with the Penobscot Energy Recovery Company ("PERC"), owner of a 20 MW waste-to-energy facility in Orrington, Maine, BHE agreed to guarantee PERC's repayment of $45 million in bonds, scheduled to be repaid by PERC from 1998 through 2018. The only likely condition that would make PERC unable to make scheduled bond payments would be PERC's own default of its power sales contract with BHE. In the event of such a default by PERC, BHE would have additional cash flow available that would substantially exceed any unpaid principal on the PERC bonds.

                                OTHER SECURITIES

(d) A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptance which mature within nine months.

Stock Option Plan

Emera has a stock option plan which grants options to executive officers for a maximum term of ten years. The option price for these shares is the market price of the shares on the day the option is granted. All options granted to date are exercisable on a graduated basis with up to 25 percent of options exercisable on the first anniversary date and in further 25 percent increments on each of the second, third and fourth anniversaries of the grant. If an option is not exercised within ten years, it expires and the optionee loses all rights thereunder. If the holder retires from employment with Emera the options become exercisable immediately, with the holder having up to two years to exercise the options. If the holder resigns, dies, or is terminated, the options become exercisable immediately with the holder having up to six months to exercise the options. The holder of the option has no rights as a shareholder until the option is exercised and shares have been issued. The maximum number of shares optioned to any one executive officer cannot exceed one percent of the issued and outstanding common shares on the date the option is granted.

Medium Term Notes

Nova Scotia Power Inc. has eight series of medium term notes ("MTN's") issued which in total amount to $1.06 billion. The interest rates range from 5.55% to 9.75%.

Emera Inc. has one series of MTN's issued in the amount of $10 million with an interest rate of 6%.

Long Term Debt

Nova Scotia Power Inc. has three series of long-term debt issued which in total amount to $400 million. The interest rates range from 6.5% to 9.75%.

PERC Warrants

In connection with the June 1998 restructuring of BHE's obligations under various agreements with the PERC, BHE granted 2,000,000 common stock warrants to the owners of PERC and communities with long term contracts for the disposal of waste at the PERC facility. Each warrant entitles the warrant holder to acquire one share of BHE's common stock at a price of $7 per share. Upon exercise, BHE has the option, instead of providing common stock, to pay cash equal to the difference between the then market price of the stock and the exercise price of $7 per share times the number of shares as to which exercise is made. As of September 30, 2001, 950,901 warrants remained unexercised. All warrants will be paid in cash only upon exercise.

Chester SVC Limited Recourse Senior Notes

Name of Debtor    Name of Creditor      Amount Owed      Interest Rate     Date of Maturity
Chester SVC       Prudential Power      $34,500,000         10.48%               2020
                  Funding Associates


                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

----------------------------------------------------------------------------------------------------------------------
Acquiring       Issuing      Type of       Number of    Principal        Par value    Original         Book Value
Company         Company      Security      Shares or    Amount (if       (per unit    Cost
                                           Units Held   applicable)      or share
                                           by Acquirer                   if
                                                                         applicable)
----------------------------------------------------------------------------------------------------------------------
Emera           NSPI         Common        91,181,135   $742,506,598.19  Non-par      $742,506,598.19  $742,506,598.19
                             Shares                                      value
----------------------------------------------------------------------------------------------------------------------
BHE Holdings,   BHE          Common Stock  7,363,424    N/A              $5.00        $197,383,943.744 $136,149,709.76
Inc.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      Stellarton   Common        1            $1.00            Without      $1.00            $1.00
                Basin Coal                                               nominal or
                Gas Inc.                                                 par value
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      Enercom      Common        1            $3,100,000       Without      $1.00            $3,100,000
                Inc.                                                     nominal or
                                                                         par value
----------------------------------------------------------------------------------------------------------------------
Enercom Inc.    Emera        Common        100          $5,043,000       Without      $5,043,000       $5,043,000
                Fuels Inc.                                               nominal or
                                                                         par value
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      NS Power     Common        1            $1.00            Without      $1.00            $1.00
                Services                                                 nominal or
                Ltd.                                                     par value
----------------------------------------------------------------------------------------------------------------------
NS Power        NSP Trigen   Common        200          $1.00                         $1.00            $1.00
Services Ltd.   Inc.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      Strait       Common        1            $1.00            Without      $1.00            $1.00
                Energy Inc.                                              nominal or
                                                                         par value
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      NSP          Common        1            $1.00            Without      $1.00            $1.00
                Pipeline                                                 nominal or
                Management                                               par value
                Ltd.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      NSP          Common        1            $1.00            Without      $1.00            $1.00
                Pipeline                                                 nominal or
                Inc.                                                     par value
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      NSP US       Common        1            $1.00            Without      $1.00            $1.00
                Holdings                                                 nominal or
                Inc.                                                     par value
----------------------------------------------------------------------------------------------------------------------
NSP Pipeline    NSP US       Preferred     6,912,900    $6,912,900       Without      $6,912,900       $6,912,900
Inc.            Holdings                                                 nominal or
                Inc.                                                     par value
----------------------------------------------------------------------------------------------------------------------
NSP US          NSP          Common        1,000        $10.00           $0.01 per    $10.00           $10.00
Holdings Inc.   Investments                                              share
                Inc.
----------------------------------------------------------------------------------------------------------------------
NSP US          NSP          Preferred     0            $0.00            $0.01 per    $0.00            $0.00
Holdings Inc.   Investments                                              share
                Inc.
----------------------------------------------------------------------------------------------------------------------
NSP US          Scotia       Common        1,000        $6,912,900       $0.01 per    $10.00           $6,912,900
Holdings Inc.   Holdings                                                 share
                Inc.
----------------------------------------------------------------------------------------------------------------------
Scotia          Nova Power   Common        1,000        $10.00 US        $0.01per     $10.00 US        $10.00 US
Holdings Inc.   Holdings                                                 share
                Inc.
----------------------------------------------------------------------------------------------------------------------
Nova Power      Scotia       Common        1,000        $10.00 US        $0.001 per   $10.00 US        $10.00 US
Holdings Inc.   Power U.S.                                               share
                Ltd.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      510845       Common        1            $1.00            Without      $1.00            $1.00
                N.B. Inc.                                                nominal or
                                                                         par value
----------------------------------------------------------------------------------------------------------------------
510845 N.B.     Cablecom     Common        100          $150,000                      $100,000         $150,000
Inc.            Ltd.
----------------------------------------------------------------------------------------------------------------------
Cablecom Ltd.   Fibretek     Common        22.5         $351,025                      $351,025         $351,025
                Inc.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      1447585      Common        20           $10,100 US       $505 per     $10,100 US       $10,100 US
                Ontario                                                  share
                Ltd.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      Emera        Common        1            $1.00            Without      $1.00            $1.00
                Energy Inc.                                              nominal or
                                                                         par value
----------------------------------------------------------------------------------------------------------------------

                                       14

----------------------------------------------------------------------------------------------------------------------
Emera Energy    3056567      Common        1            $1.00            Without      $1.00            $1.00
Inc.            Nova                                                     nominal or
                Scotia Ltd.                                              par value
----------------------------------------------------------------------------------------------------------------------
3056567 Nova    3056568      Common        1            $1.00            Without      $1.00            $1.00
Scotia Ltd.     Nova                                                     nominal or
                Scotia Ltd.                                              par value
----------------------------------------------------------------------------------------------------------------------
3056568 Nova    Emera        Common        1            $1.00            Without      $1.00            $1.00
Scotia Ltd.     Offshore                                                 nominal or
                Inc.                                                     par value
----------------------------------------------------------------------------------------------------------------------
Emera Energy    Emera U.S.   Common        1,000        $2,000,000       $1.00 par    $2,000,000       $2,000,000
Inc.            Subsidiary                              US               value        US               US
                No. 1, Inc.
----------------------------------------------------------------------------------------------------------------------
Emera U.S.      Emera U.S.   Common        1,000        $1.00 US         $1.00 par    $1.00 US         $1.00 US
Subsidiary      Subsidiary                                               value
No. 1, Inc.     No. 2, Inc.
----------------------------------------------------------------------------------------------------------------------
Emera U.S.      Greyhawk     Class A       400,000      $2,000,000                    $2,000,000       $2,000,000
Subsidiary      Gas          Units                      US                            US               US
No. 2, Inc.     Storage
                Company,
                L.L.C.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      Emera US     Common        2,784        $78,402,000      $1.00 per                     $78,402,000
                Holdings                                US               share                         US
                Inc.
----------------------------------------------------------------------------------------------------------------------
Emera Inc.      3057049      Common        121,600,000  $121,600,000     $1.00 per    $121,600,000     $121,600,000
                Nova                                    US               share        US               US
                Scotia
                Company
----------------------------------------------------------------------------------------------------------------------
Emera U.S.      BHE          Common        2,784        $2,784 US        $0.10 per    $2,784 US        $2,784 US
Holdings Inc.   Holdings                                                 share
                Inc.
----------------------------------------------------------------------------------------------------------------------
Emera U.S.      BHE          Preferred     1,216        $121,600,000     $1.00 per    $1,216           $121,600,000
Holdings Inc.   Holdings                                US               share                         US
                Inc.
----------------------------------------------------------------------------------------------------------------------
NSP Pipeline    Maritimes    Common        1,250        $251,038                      $251,038         $251,038
Management      & Northeast
Ltd.            Pipeline
                Management
                Ltd.
----------------------------------------------------------------------------------------------------------------------
NSP Pipeline    Maritimes    See Note 1                 $25,044,239                   $25,044,239      $25,044,239
Inc.            & Northeast
                Pipeline
                Limited
                Partnership
----------------------------------------------------------------------------------------------------------------------
BHE             Maine        Common Stock  1,249        N/A           $100.00         $124,900         $3,728,493
                Electric
                Power Co.
----------------------------------------------------------------------------------------------------------------------
BHE             BERI         Common Stock  1,000        N/A           $1.00           $1,000           $1,000
----------------------------------------------------------------------------------------------------------------------
BHE             CareTaker    Common Stock  1,000        N/A           $1.00           $1,000           $351,170
----------------------------------------------------------------------------------------------------------------------
BHE             Bangor       Common Stock  1,000        N/A           $0.00           $0.00            $0.00
                Line Co.
----------------------------------------------------------------------------------------------------------------------
BHE             Bangor       Common Stock  1,000        N/A           $0.00           $0.00            $1,880,615
                Fiber
----------------------------------------------------------------------------------------------------------------------
BHE             Sebois Dam   Common Stock  100          N/A           $50.00          $5000            $0.00
----------------------------------------------------------------------------------------------------------------------
BHE             Bangor Var   Common Stock  5000         N/A           $1.00           $5,000           $100,000
----------------------------------------------------------------------------------------------------------------------
BHE             EBI          Common Stock  3,000        N/A           $100            $300,000         $21,000
----------------------------------------------------------------------------------------------------------------------
Bangor Var      Chester SVC  Partnership   50%          N/A           N/A             $100,000         $100,000
                             Interest
----------------------------------------------------------------------------------------------------------------------
EBI             Godfrey      Common Stock  126          N/A           $50.00          $6300            $0.00
                Falls
----------------------------------------------------------------------------------------------------------------------
EBI             Sawtelle     Common Stock  100          N/A           $100.00         $10,000          $0.00
                Brook
----------------------------------------------------------------------------------------------------------------------

Note 1: This is a limited partnership. There is no authorized capital or shares issued.

                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit account shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

-------------------------------------------------------------------------------------------------------
Acquiring      Issuing      Type of      Number of    Principal    Par value    Original     Book value
Company        Company      Security     Shares or    Amount (if   (per unit    Cost
                                         Units Held   applicable)  or share if
                                         by Acquirer               applicable)
-------------------------------------------------------------------------------------------------------
BHE            Maine        Common       29,736       N/A          $100.00      $2,973,600   $4,356,730
               Yankee       Stock
               Atomic
               Power
               Company
-------------------------------------------------------------------------------------------------------

                        INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to one person exceeds $25,000 or an amount exceeding 2% of the total of the debt accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

Note: This Item includes only indebtedness where the aggregate debt owed by any company to any one person exceeds the greater of (i) $25,000 or (ii) an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor. In addition, only notes payable and debt securities issued are disclosed, and not trade accounts payable.

(a)  Debts owed to associate companies:

--------------------------------------------------------------------------------------------
       Debtor            Creditor       Amount        Interest Rate         Maturity Date
--------------------------------------------------------------------------------------------
NSP Pipeline          Emera          $39,287,763    Prime plus 60 bps     December 31, 2003
--------------------------------------------------------------------------------------------
NSP Pipeline          Emera          $2,315,172     Prime plus 100 bps    June 30, 2003
--------------------------------------------------------------------------------------------
NSP Pipeline Mgmt     Emera          $311,618       Prime plus 60 bps     December 31, 2003
--------------------------------------------------------------------------------------------
NSP Pipeline Mgmt     Emera          $7,722         Prime plus 100 bps    June 30, 2003
--------------------------------------------------------------------------------------------
Scotia Power US       Emera          $24,600,111    3month LIBOR plus     December 31, 2003
                                                    155 bps
--------------------------------------------------------------------------------------------
Scotia Power US       Emera          $1,104,596     3month LIBOR plus     June 30, 2003
                                                    155 bps
--------------------------------------------------------------------------------------------
Enercom               Emera          $26,798,569    Average rate of       Oct 2 / 2005, Nov
                                                    9.10%                 2 / 2005, Dec 31 /
                                                                          05, March 30 / 06
--------------------------------------------------------------------------------------------

                                       16

--------------------------------------------------------------------------------------------
Strait Energy         Emera          $2,274,629     8.52%                 Sept 31, 2014
--------------------------------------------------------------------------------------------
NS Power Services     Emera          $1,825,248     0%                    None
--------------------------------------------------------------------------------------------
Stellarton Basin      Emera          $10,073,454    8.9%                  December 31, 2005
--------------------------------------------------------------------------------------------
510845 Inc.           Emera          $1,450,971     8.20%                 January 31 / 06
--------------------------------------------------------------------------------------------
510845 Inc.           Emera          $774,130       9.30%                 August 1, 2005
--------------------------------------------------------------------------------------------
510845 Inc.           Emera          $152,055       8.20%                 January 31 / 06
--------------------------------------------------------------------------------------------
Emera Offshore Inc    Emera          $53,209,335    Prime plus 100 bps    June 15 / 06
--------------------------------------------------------------------------------------------

(b)  Debts owed to others:

Note: If any of the above reported indebtedness is pledged as collateral or is secured by the pledge of any security not included in the answer to Item 8(a),
Item 8(b) or Item 10, this information should be furnished by appropriate footnotes.

Bank Credit Facilities

Emera Inc. and NSPI

Emera and NSPI issue short term debt under bank credit facilities with Canadian banks or syndicates of Canadian banks in the form of bankers' acceptances, and libor loans issued against the lines of credit.

Emera Inc. has a credit facility for $225 million (U.S.) for the purpose of acquiring Bangor Hydro-Electric Company and certain assets of the Sable Offshore Energy Project. The rates charged for various Canadian loans under this facility are:

     BA's                     75 bps stamping fee
     LIBOR                    75 bps stamping fee
     Agent Fee                $450,000 USD {six months} {.05% beyond six months}

Emera Inc. has a credit facility for $150 million (Cdn) for general operating purposes. The rates charged for various Canadian loans under this facility are:

     BA's                     50 bps stamping fee
     LIBOR                    45 bps stamping fee
     Overdraft                Prime
     Credit balance           Prime less 2.25%
     Letters of Credit        50 bps

Nova Scotia Power Inc. has a credit facility in the amount of $150 million (Cdn) for general operating purposes. The rates charged for various Canadian loans under this facility are:

     BA's                     50 bps stamping fee
     LIBOR                    45 bps stamping fee
     Overdraft                Prime
     Credit balance           Prime less 2.25%
     Letters of Credit        50 bps

Nova Scotia Power Inc. has a credit facility in the amount of $350 million (Cdn) to back up its commercial paper program. The rates charged are:

     Used Portion             8.5 bps
     Unused Portion           4.0 bps

Emera Offshore Inc.

Emera Offshore Inc. has a credit facility in the amount of $2,000,000 (Cdn) for general business purposes.

Commercial Paper Program

Nova Scotia Power Inc. operates a commercial paper program whereby it may borrow up to $350,000,000 (Cdn) through the issuance of notes to a syndicate of Canadian chartered banks. As of September 30, 2001 NSPI had outstanding $210,000,000 (Cdn) under this program with an average interest rate payable to maturity of 4.11 percent. It had outstanding $6,600,000 (US) with an average interest rate payable to maturity of 3.78 percent. The notes issued at that time ranged in maturity from 3 days to 160 days.

Other Bank Credit Facilities

Name of Debtor   Name of Creditor       Amount Owed     Interest Rate       Date of Maturity
BHE              Fleet Bank of Maine      4,000,000               3.41%            31-Dec-01
BHE              Fleet Bank of Maine      2,000,000               6.00%            31-Dec-01
CareTaker        Ford Motor Credit           21,000               3.90%                 2003
BERI             BankBoston               7,080,000    Variable rate-                   2002
                                                       LIBOR plus 1.125%


                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party), which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

Note: This Item includes only leases that involve rental at an annual rate of the greater of (i) $50,000 or (ii) an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year.

(Amounts in parenthesis represent annual rent)

Cablecom Inc. has a lease with Brookshire Developments Ltd. for office space in Bedford, Nova Scotia ($83,700 Cdn).

Enercom Inc. sub-leases from Nova Scotia Power Inc. office space in Halifax, Nova Scotia. ($77,360 Cdn).

                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

-----------------------------------------------------------------------------------------------------------------------------------
Title of Issue     Amount Issued      Proceeds Received by  Approximate Expenses   Name of Principal         Underwriters Initial
                   or Sold            Issuer per $100       of Issuer per $100     Underwriters or           Offering Price
                                      Before Expenses)                             Purchasers
-----------------------------------------------------------------------------------------------------------------------------------
Emera Inc.         10,350,000 shares  $15.456 per share     $0.644 per share       CIBC World Markets        $16.10
Common Shares                                                                      Inc.; BMO Nesbitt Burns
                                                                                   Inc.; RBC Dominion
                                                                                   Securities Inc.;
                                                                                   ScotiaCapital Inc.; TD
                                                                                   Securities Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Enera Inc.         $10,000,000        $996.24 per $1,000    Not to exceed $25,000  RBC Dominion Securities   $999.74 per $1,000 of
Series E1                             of Notes                                     Inc.                      Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $25,000,000        $912.42 per $1,000    Not to exceed $25,000  RBC Dominion Securities   $916.42 per $1,000 of
Series Q                              of Notes                                     Inc.                      Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $10,000,000        $920.94 per $1,000    Not to exceed $25,000  RBC Dominion Securities   $924.94 per $1,000 of
Series Q                              of Notes                                     Inc.                      Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $75,000,000        $1,036.26 per $1,000  Not to exceed $25,000  CIBC World Markets        $1,038.25 per $1,000 of
Series K                              of Notes                                     Inc.; Scotia Capital      Notes
Medium Term Notes                                                                  Inc.; RBC Dominion
                                                                                   Securities Inc.; BMO
                                                                                   Nesbitt Burns Inc.
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $75,000,000        $993.56 per $1,000    Not to exceed $25,000  CIBC World Markets        $998.56 per $1,000 of
Series R                              of Notes                                     Inc.; Scotia Capital      Notes
Medium Term Notes                                                                  Inc.; RBC Dominion
                                                                                   Securities Inc.; BMO
                                                                                   Nesbitt Burns Inc.
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $15,000,000        $1,276.27 per $1,000  Not to exceed $25,000  CIBC Wood Gundy           $1,281.27 per $1,000 of
Series M                              of Notes                                     Securities Inc.           Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $25,000,000        $1,354.19 per $1,000  Not to exceed $25,000  RBC Dominion Securities   $1,359.19 per $1,000 of
Series F                              of Notes                                     Inc.                      Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $50,000,000        $992.91 per $1,000    Not to exceed $25,000  RBC Dominion Securities   $996.91 per $1,000 of
Series O                              of Notes                                     Inc.; CIBC Wood Gundy     Notes
Medium Term Notes                                                                  Inc.; ScotiaMcLeod
                                                                                   Inc.; Nesbitt Burns Inc.
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $75,000,000        $990.49 per $1,000    Not to exceed $25,000  CIBC Wood Gundy Inc.;     $994.49 per $1,000 of
Series Q                              of Notes                                     Nesbitt Burns Inc.; RBC   Notes
Medium Term Notes                                                                  Dominion Securities
                                                                                   Inc.; ScotiaMcLeod Inc.
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $15,000,000        $948.30 per $1,000    Not to exceed $25,000  RBC Dominion Securities   $952.30 per $1,000 of
Series Q                              of Notes                                     Inc.                      Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $50,000,000        $1,005.40 per $1,000  Not to exceed $25,000  RBC Dominion Securities   $1,010.40 per $1,000 of
Series N                              of Notes                                     Inc.                      Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $50,000,000        $991.55 per $1,000    Not to exceed $25,000  ScotiaMcLeod Inc.         $995.55 per $1,000 of
Series O                              of Notes                                                               Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------

                                       19

-----------------------------------------------------------------------------------------------------------------------------------
Title of Issue     Amount Issued      Proceeds Received by  Approximate Expenses   Name of Principal         Underwriters Initial
                   or Sold            Issuer per $100       of Issuer per $100     Underwriters or           Offering Price
                                      Before Expenses)                             Purchasers
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $40,000,000        $989.78 per $1,000    Not to exceed $25,000  RBC Dominion Securities   $993.78 per $1,000 of
Series P                              of Notes                                     Inc.                      Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $15,000,000        $939.41 per $1,000    Not to exceed $25,000  CIBC World Markets        $943.41 per $1,000 of
Series O                              of Notes                                                               Notes
Medium Term Notes
-----------------------------------------------------------------------------------------------------------------------------------
NSPI               $15,000,000        $1,031.43 per $1,000  Not to exceed $25,000  RBC Dominion Securities   $1,033.93 per $1,000 of
Series K                              of Notes                                     Inc.; CIBC World          Notes
Medium Term Notes                                                                  Markets Inc.; BMO
                                                                                   Nesbitt Burns Inc.;
                                                                                   Scotia Capital Inc.
-----------------------------------------------------------------------------------------------------------------------------------
BERI               24,800,000.00      $100.00               $1.86                  BankBoston                N/A
Medium Term Notes,
Variable interest
rate - LIBOR plus
1.125%, due 2002
-----------------------------------------------------------------------------------------------------------------------------------

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14.

(a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary;

None.

(b) Describe briefly the nature of any financial interest (other than ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

None.

                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

(a) List the twenty largest holders in accordance with the table below:

Twenty largest shareholders of registrants (Information regarding Emera is provided as of April 14, 2001; Information regarding other registrants is provided as of October 15, 2001)

-----------------------------------------------------------------------------------------------
Title of Issue            Holder of Record and Address               Number of       Percent
                                                                     Shares Owned    of Class
-----------------------------------------------------------------------------------------------
Emera Common              I.G. Investment Management                 7400500         7.6
                          One Canada Centre
                          447 Portage Avenue
                          WINNIPEG, Manitoba   R3C 3B6
-----------------------------------------------------------------------------------------------
                          Jones Heward Investment Counsel            1874600         1.9
                          77 King Street West, Suite 4200
                          TORONTO, ON   M5K 1J5
-----------------------------------------------------------------------------------------------
                          AGF Management Ltd.                        1709900         1.7
                          66 Wellington Street West
                          Suite 3100 - TD Bank Tower
                          TORONTO, ON   M5K 1E9
-----------------------------------------------------------------------------------------------
                          Perigee Inc.                               1529300         1.6
                          TORONTO, ON
-----------------------------------------------------------------------------------------------
                          Royal Bank Investment Management Inc.      1395000         1.4
                          Royal Trust Tower, P.O. Box 121
                          TD Centre, Suite 3600
                          77 King St. West
                          TORONTO, ON   M5K 1H4
-----------------------------------------------------------------------------------------------

                                       22

-----------------------------------------------------------------------------------------------
                          Scudder Maxxum Company                     1315000         1.3
                          33 Yonge Street
                          Suite 810
                          TORONTO, ON   M5E 1G4
-----------------------------------------------------------------------------------------------
                          Ontario Teachers Pension Plan Board        1300000         1.3
                          5650 Yonge Street, Suite 3000
                          NORTH YORK, ON   M2M 4H5
-----------------------------------------------------------------------------------------------
                          AIM Asset Management                       1218600         1.2
                          120 Bloor Street East, Suite 700
                          TORONTO, ON    M4W 1B7
-----------------------------------------------------------------------------------------------
                          RT Capital Management                      750000          0.7
                          Royal Trust Tower, 77 King St. West
                          Suite 3700, P.O. Box 85, TD Centre
                          Toronto, ON   M5K 1G8
-----------------------------------------------------------------------------------------------
                          Scotia Cassels Investment Mgmt.            523150          0.5
                          1 Queen Street East
                          12th Floor
                          TORONTO, ON  M5C 2W5
-----------------------------------------------------------------------------------------------
                          Natcan Investment Management               496000          0.5
                          1100 University St., Suite 400
                          MONTREAL, PQ   H3B 2G7
-----------------------------------------------------------------------------------------------
                          T.A.L. Investment Counsel                  485600          0.5
                          1000 de la Gauchellere St. West
                          Suite 3100
                          MONTREAL, PQ   H3B 4W5
-----------------------------------------------------------------------------------------------
                          McLean Budden                              458000          0.5
                          (address not available)
-----------------------------------------------------------------------------------------------
                          C.I. Fund Management                       362700          0.4
                          151 Yonge St., 7th Floor
                          TORONTO, ON   M5C 2W7
-----------------------------------------------------------------------------------------------
                          GWL Investment Management                  287290          0.3
                          100 Osborne St. North
                          WINNIPEG, MB   R3C 3A5
-----------------------------------------------------------------------------------------------
                          Caisse de Depot et Placement du Quebec     279700          0.3
                          1991 McGill College Avenue
                          8th Floor
                          MONTREAL, PQ   H3A 3C7
-----------------------------------------------------------------------------------------------
                          C.A. Delaney Capital Management            260530          0.3
                          161 Bay Street, Suite 5100
                          P.O. Box 713
                          TORONTO, ON   M5J 2S1
-----------------------------------------------------------------------------------------------
                          Jarislowsky, Fraser Ltd.                   211000          0.2
                          401 Bay St.
                          Suite 1600
                          TORONTO, ON   M5H 2Y4
-----------------------------------------------------------------------------------------------
                          OMERS                                      200000          0.2
                          1 University Ave., Suite 1100
                          TORONTO, ON  M5J 2P1
-----------------------------------------------------------------------------------------------
                          BZW Barclays Canada                        196300          0.2
                          BCE Place -161 Bay St. - suite 250
                          Box 614 Canada Trust Tower
                          TORONTO, ON   M5J 2S1
-----------------------------------------------------------------------------------------------

                                       23

-----------------------------------------------------------------------------------------------
                          Genus Capital Management                   191800          0.2
                          (address not available)
-----------------------------------------------------------------------------------------------
Emera US Holdings Inc.    Emera Inc.                                 2,784           100
Common                    1894 Barrington St., 18th Floor,
                          Barrington Tower, Scotia Square,
                          Halifax, NS    B3J 2W5
-----------------------------------------------------------------------------------------------
BHE Holdings Inc. Common  Emera US Holdings Inc.                     2,784           100
                          c/o Corporation Trust Company
                          1209 Orange Street
                          New Castle County
                          Wilmington, Delaware  19801
-----------------------------------------------------------------------------------------------
BHE Holdings Inc.         Emera US Holdings Inc.                     1,216           100
Preferred                 c/o Corporation Trust Company
                          1209 Orange Street
                          New Castle County
                          Wilmington, Delaware  19801
-----------------------------------------------------------------------------------------------

(b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

Approximately 2,300 registered shareholders hold more than 1,000 shares of Emera. The approximate number of shares held by these 2,300 shareholders is 5,300,000. A large portion of Emera's common shares are held by CDS (the Canadian Depository Service) and, therefore, the registrants are unable to determine the exact number.

(c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

Approximately 8,000 registered shareholders hold less than 1,000 shares of Emera. The approximate number of shares held by these 8,000 shareholders is 3,000,000. A large portion of Emera's common shares are held by CDS and, therefore, the registrants are unable to determine the exact number.


                       OFFICERS, DIRECTORS, AND EMPLOYEES

16.

(a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

     State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

-------------------------------------------------------------------------------------------------------------
              Company                             Directors                            Officers
-------------------------------------------------------------------------------------------------------------
Emera Inc.                            Derek Oland                         David McD. Mann, President and
                                      David McD. Mann                     Chief Executive Officer
                                      George A. Caines                    Ronald E. Smith, Senior
                                      Purdy Crawford                      Vice-President and Chief
                                      R. Irene d'Entremont                Financial Officer
                                      James K. Gray                       Richard J. Smith, Corporate
                                      M. Edward MacNeil                   Secretary and General Counsel
                                      David McD. Mann                     Jeremy R. Byatt, Vice-President
                                      Elizabeth Parr-Johnston (Director   External Relations
                                      of the Bank of Nova Scotia)         Elizabeth A. MacDonald,
                                      Kenneth C. Rowe (Director of the    Vice-President Human Resources
                                      Royal Bank of Canada)
                                      Rosemary Scanlon
                                      Paul D. Sobey (Director of the
                                      Bank of Nova Scotia)
-------------------------------------------------------------------------------------------------------------
Nova Scotia Power Inc.                Derek Oland                         David McD. Mann, President and
                                      David McD. Mann                     Chief Executive Officer
                                      George A. Caines                    Christopher G. Huskilson, Chief
                                      Purdy Crawford                      Operating Officer
                                      R. Irene d'Entremont                Michael J. O'Neill,
                                      James K. Gray                       Vice-President Finance and
                                      M. Edward MacNeil                   Administration
                                      David McD. Mann                     Richard J. Smith, Corporate
                                      Elizabeth Parr-Johnston (Director   Secretary and General Counsel
                                      of the Bank of Nova Scotia)
                                      Kenneth C. Rowe (Director of the
                                      Royal Bank of Canada)
                                      Rosemary Scanlon
                                      Paul D. Sobey (Director of the
                                      Bank of Nova Scotia)
-------------------------------------------------------------------------------------------------------------
NS Power Services Ltd.                Richard J. Smith                    Richard J. Smith, President and
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
NSPTrigen Inc .                       David McD. Mann                     Susan Shaw, Chairman of the Board
                                      Thomas R. Casten                    Richard J. Smith, Corporate
                                      Goran Mornhed                       Secretary
                                      Michael Weiser
                                      Susan Shaw, Chair
-------------------------------------------------------------------------------------------------------------
Enercom Inc.                          David McD. Mann                     Wayne J. Crawley, President and
                                                                          Chief Executive Officer
                                                                          Richard J. Smith, Corporate
                                                                          Secretary and General Counsel
-------------------------------------------------------------------------------------------------------------
Emera Fuels Inc.                      David McD. Mann                     Wayne J. Crawley, President
                                                                          Ronald E. Smith, Vice-President
                                                                          and Chief Financial Officer
                                                                          Richard J. Smith, Corporate
                                                                          Secretary and General Counsel
-------------------------------------------------------------------------------------------------------------
510845 N.B. Inc.                      David McD. Mann                     Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Secretary
                                                                          William E. Hattie, Vice-President
                                                                          Utility Services
                                                                          Ron Smith, Vice-President Finance
-------------------------------------------------------------------------------------------------------------

                                       25

-------------------------------------------------------------------------------------------------------------
Cablecom Ltd.                         David McD. Mann                     Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          Bill Hattie, Vice-President
                                                                          Ron Smith, Vice-President Finance
-------------------------------------------------------------------------------------------------------------
Fibretek Inc.                         David McD. Mann                     Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          Bill Hattie, Vice-President
                                                                          Ron Smith, Vice-President Finance
-------------------------------------------------------------------------------------------------------------
Stellarton Basin Coal Gas Inc.        Richard J. Smith                    Richard J. Smith, President and
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
Strait Energy Inc.                    David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
NSP Pipeline Management Ltd.          David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Wayne J. Rousch, Senior
                                                                          Vice-President Business
                                                                          Development
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
NSP Pipeline Inc.                     David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
NSP Investments Inc.                  A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------
NSP US Holdings Inc.                  David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Ray Robinson, Vice-President
                                                                          Utility Integration
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
Scotia Holdings Inc.                  A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------
Nova Power Holdings Inc.              A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------
Scotia Power U.S. Ltd.                A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------
Emera Energy Inc.                     David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
3056567 Nova Scotia Ltd.              David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
3056568 Nova Scotia Ltd.              David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
Emera Offshore Inc.                   David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
Emera US Holdings Inc.                A. Michael Burnell                  A. Michael Burnell, President and
                                                                          Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------
BHE Holdings Inc.                     A. Michael Burnell                  A. Michael Burnell, President and
                                                                          Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------

                                       26

-------------------------------------------------------------------------------------------------------------
BHE Acquisition Corp.                 Michael L. Sheehan                  Michael L. Sheenan, President
                                      James M. Hanley                     James M. Hanley, Vice-President
                                                                          and Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------
3057049 Nova Scotia Company           David McD. Man                      David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Corporate
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
1447585 Ontario Ltd.                  Richard J. Smith                    Richard J. Smith, President and
                                                                          Corporate Secretary
-------------------------------------------------------------------------------------------------------------
Emera Energy U.S. Subsidiary No. 1,   A. Michael Burnell                  A. Michael Burnell, President and
Inc.                                                                      Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
Emera Energy U.S. Subsidiary No. 2,   A. Michael Burnell                  A. Michael Burnell, President and
Inc.                                                                      Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Secretary
-------------------------------------------------------------------------------------------------------------
BHE                                   Robert S. Briggs                    Robert S. Briggs, Retired
                                      Jane J. Bush (President of          Chairman of the Board, President
                                      Coastal Ventures)                   and CEO (Director of Emera)
                                      Carroll R. Lee                      Christopher G. Huskilson, Vice
                                      Normal A. Ledwin (President and     Chairman (COO of NSPI)
                                      CEO and Director of Eastern Maine   Carroll R. Lee, President and COO
                                      Healthcare)                         David McD. Mann, Chairman
                                      Elizabeth A. MacDonald (Vice        (President and CEO and Director
                                      President, Human Resources of       of Emera)
                                      Emera)                              Frederick S. Samp, Vice
                                      Richard J. Smith (Corporate         President, Finance and Law, CFO
                                      Secretary and General Counsel of    Paul A. LeBlanc, Vice President,
                                      Emera, Assistant Corporate          Human Resources and Information
                                      Secretary of Emera US Holdings,     Services
                                      Inc., and BHE Holdings, Inc.)       Andrew Landry, General Counsel,
                                      Ronald E. Smith (Senior Vice        Corporate Secretary and Clerk
                                      President and CFO of Emera)         Mathieu A. Poulin, Treasurer
-------------------------------------------------------------------------------------------------------------
East Branch Improvement Co.           Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Douglas S. Morrell (BHE Manager,    Andrew Landry, Clerk
                                      Plant Engineering & Support
                                      Services)
                                      Jeffrey M. Martin (Employee of
                                      Great Northern Paper (40% owner
                                      of EBI))
                                      George Gervais (Employee of Great
                                      Northern Paper)
-------------------------------------------------------------------------------------------------------------
Sawtelle Brook Dam & Improvement      Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Andrew Landry, Clerk
                                      Jeffrey M. Martin (Employee of
                                      Great Northern Paper)
                                      George Gervais (Employee of Great
                                      Northern Paper)
-------------------------------------------------------------------------------------------------------------
Godfrey's Falls Dam Company           Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Andrew Landry, Clerk
                                      Jeffrey M. Martin (Employee of
                                      Great Northern Paper)
                                      George Gervais (Employee of Great
                                      Northern Paper)
-------------------------------------------------------------------------------------------------------------
Bangor Var Co., Inc                   Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Andrew Landry, Clerk
-------------------------------------------------------------------------------------------------------------
Bangor Energy Resale, Inc.            Robert S. Briggs                    Robert S. Briggs, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Dean A. Christiansen (President,    Andrew Landry, Clerk
                                      Lord Securities Corporation)
-------------------------------------------------------------------------------------------------------------
Caretaker, Inc.                       Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Stephen R. Desmond, Vice
                                      Frederick S. Samp                   President (BHE Manager, Marketing
                                                                          Services)
                                                                          Frederick S. Samp, Treasurer
                                                                          Andrew Landry, Clerk
-------------------------------------------------------------------------------------------------------------

                                       27

-------------------------------------------------------------------------------------------------------------
Bangor Fiber Company, Inc             Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Lawrence Billings, Vice President
                                      Frederick S. Samp                   (BHE Manager, Transmission &
                                                                          Distribution)
                                                                          Mathieu A. Poulin, Treasurer
                                                                          Andrew Landry, Clerk
-------------------------------------------------------------------------------------------------------------
Bangor Line Company                   Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Lawrence Billings, Vice President
                                      Frederick S. Samp                   (BHE Manager, Transmission &
                                                                          Distribution)
                                                                          Mathieu A. Poulin, Treasurer
                                                                          Andrew Landry, Clerk
-------------------------------------------------------------------------------------------------------------
Sebois Dam Company                    Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Robert S. Briggs, Clerk
-------------------------------------------------------------------------------------------------------------
Pleasant River Gulf Improvement Co.   Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Robert S. Briggs, Clerk
-------------------------------------------------------------------------------------------------------------

Note: Addresses and compensation information are omitted.

(b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

Note: Addresses and compensation information are omitted.

(c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

None.

(d) Contracts.

    If any such director, trustee or officer as aforesaid:

(1) Has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

(2) Either individually or together with the members of his immediate family owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

(3) Has any other beneficial interest in an existing contract to which any such company is a party;

Describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

Messrs. Briggs, Lee, Samp and LeBlanc (the "executive officers" or the "named executive officers" are parties to Supplemental Benefit Agreements with BHE under which additional retirement benefits are to be paid. Said agreements define the total pension amount to be paid to the executive officer by BHE, with the supplemental amount defined as the difference between this total amount due and the amount due to the executive officer under the tax qualified pension plan applicable to all employees. The total amount of pension benefit, as defined under the Supplemental Benefit Agreements, is a function of the executive officer's age at retirement and his average total compensation over a three-year period. Under the Supplemental Benefit Agreements, no pension amount would be due until the executive officer reaches age 55. At age 55, the executive officer would be entitled to receive 50% of his or her average total compensation over a three-year period. The total pension amount to be paid upon retirement would increase proportionately until a retirement age of 62, at which point the executive officer would be entitled to receive upon retirement 75% of his or her average total compensation over a three-year period.

     Mr. Briggs was a party to such a Supplemental Benefit Agreement at the time of his retirement effective October 10, 2001.

     The named executive officers are parties to agreements under which in the event 1) of a change of control of the Company as defined in the agreements and
2) the covered party leaves the employment of the Company within one year after the change of control, he would be entitled to receive a payment equal to two years' salary based upon his average salary over the past three years. He would also be entitled to receive the Company's standard health, life insurance and disability benefits for a period of two years. Based upon the completion of the Company's merger with Emera Inc., the named executive officers are entitled to receive this benefit upon leaving the employment of the Company prior to October 10, 2002. Mr. Briggs' retirement effective October 10, 2001 constituted such a termination of employment pursuant to the terms of such an agreement.

(e) Banking Connections. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17 (c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

     Three members of Emera's current board of directors also serve on the boards of banks. Kenneth C. Rowe is currently a director of the Royal Bank of Canada. Dr. Elizabeth

Parr-Johnston and Paul D. Sobey both serve as directors of the Bank of Nova Scotia. All three directors are "double outside" directors, which means that they are neither officers of Emera nor of their respective affiliated banks. These directors continue in office pursuant to a no-action letter request submitted by Emera to the SEC on October 9, 2001.

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against the registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

Emera has a Trust Indenture with Montreal Trust Company of Canada. However, there is no interest which the Trustee has in Emera.

Pursuant to the issuance of various first mortgage bond issues, all of BHE's property, real, personal or mixed, including real estate, easement, lines, poles, wires, generating stations, buildings and equipment, is subject to the lien of a Mortgage and Deed of Trust Securing First Mortgage Bonds dated as of July 1, 1936, with Citibank, N.A. (formerly City Bank Farmers Trust Company) as Trustee.

Pursuant to the issuance of various additional financings, all of BHE's property, real, personal or mixed, including real estate, easement, lines, poles, wires, generating stations, and buildings is further subject to the lien of a General and Refunding Mortgage Indenture and Deed of Trust dated as of June 1, 1995, with The Chase Manhattan Bank (formerly Chemical Bank) as Trustee. This mortgage presently serves as a "second mortgage" on BHE's property, but will become BHE's first mortgage once all outstanding first mortgage bonds are retired.


                    SERVICE, SALE AND CONSTRUCTION CONTRACTS

18. As to each service, sales or construction contract (as defined in paragraphs
(19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

     BHE has Support Service Agreements with its CareTaker, Bangor Line and Bangor Fiber subsidiaries. Each has an indefinite term and is subject to cancellation by either party on 60 days notice. Billing for services is based upon actual services provided and is charged based upon a fully allocated cost methodology established by the Maine Public Utilities Commission. These services include: purchasing services, billing services, inventory management, engineering services, environmental services, marketing services, public relations services, human resources services, regulatory support services, tax, audit or accounting services, equity or debt financing services, legal services, acquisition, leasing or disposition analysis, risk management, evaluation, control or insurance services, state, federal or legislative services, operations and maintenance evaluations, training services, construction and maintenance services, construction management, computer, communications and information processing services, real estate services, transportation services, management services, and marketing services.

For the period 10/1/2000-9/30/2001, each of these companies paid BHE the following amounts for support services

CareTaker:                $17,180.44
Bangor Line:              None
Bangor Fiber:             $3,825.56


                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

(1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

None.

(2) Proceedings involving any franchise claimed by any such company;

None.

(3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

None.

(4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

None.

(5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

NSPI has filed amended income tax returns for previous years that increase the tax depreciation (capital cost allowance) available to be deducted against the company's future taxable income. Those returns were re-assessed by the Canada Customs and Revenue Agency which disallowed the deductions claimed. A notice of objection has been filed with respect to the re-assessments and the issue is being litigated. Without the benefit of this additional deduction, it is estimated that the company's tax liability at December 31, 2000 would have been approximately $79 million (1999 - $39 million). If the company is unsuccessful in this matter, it will apply to the Nova Scotia Utility and Review Board to recover these costs through the regulatory process. At December 31, 2000, providing for the effect of the amended returns, NSPI's unrecorded future income tax asset has decreased by approximately $120 million.

                                    EXHIBITS

EXHIBIT A - Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class of voting securities of each subsidiary owned by the registrant and by each subsidiary company.

A corporate chart of the Emera system is provided, as Exhibit A, under cover of Form SE.

EXHIBIT B - With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8 (b) and those of the holders of any warrants, options or other securities described in the answer to Item 8 (d), and of any limitations on such rights, there shall also be included the text appearing on each certificate, or a copy of each resolution or other document establishing or defining such rights and limitations. The text of each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

The information concerning the Emera US Holdings, Inc. and BHE Holdings, Inc. is provided under cover of Form SE. The documents of organization related to Emera, BHE, Bangor Var, and Chester SVC Partnership have been provided to the Commission previously as Exhibits A-1 through A-7 to Emera's application in SEC File No. 070-09787 and are incorporated by reference. The organizational documents related to the non-utility and non-holding companies subsidiaries are excluded by waiver under Rule 20 (a) (3).

EXHIBIT C

(a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

The information is excluded by waiver under Rule 20 (a) (3).

(b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2 (a) (18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

None.

EXHIBIT D - A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

A copy of Emera's consolidated financial statements is enclosed as Exhibit D-1. BHE's Annual Report on Form 10-K, filed with the SEC on March 27, 2001 is incorporated by reference to SEC File No. 001-10922.

EXHIBIT E - For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively); provided that all maps shall be filed in paper under cover of Form SE if submitted by an electronic filer.

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants - kind and capacity;

     (b) Transmission lines - voltage, number of circuits, kind of supports, kind and size of conductors;

     (c)  Transmission substations - capacity.

     (d)  Distribution substations - capacity.

     (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

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

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

     (a) Generating plants - kind and daily capacity;

     (b) Holders - kind and capacity;

     (c) Compressor stations - capacity in horsepower;

     (d) Transmission pipe lines - size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

     (e) Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises; giving names of such companies and other enterprises;

     (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

Information requested in Exhibit E is omitted by waiver under Rule 20 (a) (3).

EXHIBIT F - Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE (259.603).

A copy of Emera's Annual Report is provided, as Exhibit F-1 under cover of Form SE. BHE's Annual Report on Form 10-K, filed with the SEC on March 27, 2001 is provided, as Exhibit F-2 under cover of Form SE.

EXHIBIT G - Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Energy Regulatory Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed", provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

A copy of BHE's Form 1 filed on March 31, 2001 is provide, as Exhibit G-1, under cover of Form SE. Under Maine PUC rules, BHE files this form with the state commission. A copy of MEPCO's Form 1 is also provided, as Exhibit G-2 under cover of Form SE. Chester SVC is not required to file a Form 1.

EXHIBIT H - Typical forms of service, sales, or construction contracts described in answer to Item 18.

Copies of the Support Services Agreements between BHE and CareTaker, Bangor Line and Bangor Fiber are being provided as Exhibit H under cover of Form SE.

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         This registration statement comprises:

         (a) Pages numbered 2 to 39, consecutively.
         (b) The following Exhibits:


                                  EXHIBIT INDEX


Exhibit              Description

   A      Corporate Chart of the Emera System   Filed under cover of Form SE
  B-1     Formation documents of Emera US       Filed under cover of Form SE
          Holdings, Inc. and BHE Holdings,
          Inc.
  B-2     Formation documents of Emera, BHE,    Incorporated by reference to SEC
          Bangor Var, and Chester SVC           File No. 070-09787
          Partnership
  D-1     Emera's consolidated financial        Filed electronically as Ex. 99.1
          statements
  D-2     BHE's Annual Report on Form 10-K      Incorporated by reference to SEC
                                                File No. 001-10922.
  F-1     Emera's Annual Report                 Filed under cover of Form SE
  F-2     BHE's Annual Report on Form 10-K      Filed under cover of Form SE
  G-1     BHE's Form 1                          Filed under cover of Form SE
  G-2     MEPCO's Form 1                        Filed under cover of Form SE
   H      Support Services Agreements           Filed under cover of Form SE
          between BHE and CareTaker, Bangor
          Line and Bangor Fiber

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this registration statement to be duly signed on their behalf in the Halifax, Nova Scotia, Canada on the 9th day of January 2002.

                                      Emera Inc.; Emera US Holdings, Inc., and
                                      BHE Holdings, Inc.

                                      By:_____________________________________
                                      Richard J. Smith
                                      Corporate Secretary and General Counsel
                                      of Emera Inc. and Assistant Corporate
                                      Secretary of Emera US Holdings, Inc. and
                                      BHE Holdings Inc.


Attest:___________________
Title:____________________

                                  VERIFICATION

Halifax, Nova Scotia, Canada

     The undersigned being duly sworn and deposes and says that he has duly executed the attached registration statement dated January 9, 2002 for and on behalf of Emera Incorporated, Emera US Holdings Inc., and BHE Holdings Inc.; that he is the Corporate Secretary and General Counsel of Emera Incorporated and the Assistant Corporate Secretary each of Emera US Holdings Inc. and BHE Holdings Inc.; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                      ___________________________
                                      Richard J. Smith

(Official Seal)

Subscribed and sworn to before me, a Commissioner of the Supreme Court of Nova Scotia, this 9th day of January 2002.

____________________________________

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